Exhibit 99.1
Suntech Reports Fourth Quarter and Full Year 2007 Financial Results
San Francisco, California, February 20, 2008 – Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced fourth quarter and full year 2007 financial results.
Fourth Quarter and Full Year 2007 Highlights1
•	Fourth quarter 2007 total shipments were approximately 110MW and total net revenues grew 82.5% year-over-year to $397.5 million.
•	Full year 2007 total shipments were approximately 364MW and total net revenues grew 125.1% year-over-year to $1,348.3 million.
•	On a non-GAAP[2] basis, Suntech’s net income for the fourth quarter 2007 was $58.2 million or $0.34 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.
•	On a non-GAAP basis, Suntech’s net income for the full year 2007 was $201.0 million or $1.19 per diluted American Depository Share (ADS).
•	Suntech group’s non-GAAP gross margin in its core Wafer-to-Module business was 23.3% for the fourth quarter of 2007 and 23.6% for the full year 2007.
•	Achieved second sequential quarter of positive operating cash flow due to improved inventory management and cash management in the fourth quarter of 2007.
•	Suntech’s PV cell production capacity increased to 540MW as of year end 2007. The company is on track to reach 1GW PV cell production capacity by the end of 2008.
“I am pleased to report healthy revenue growth and exceptional market demand for Suntech’s solar products in the fourth quarter,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We have a strong sales pipeline for the full year 2008 and expect robust demand to continue

[1]	Selected highlights of the Company’s fourth quarter and full year 2007 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

[2]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

in 2009 as new solar markets in countries such as Italy, Greece and South Korea grow to complement demand in Germany, Spain and the U.S.. Suntech is in a strong position to capitalize on this demand as we implement a range of cost reduction initiatives and we expect to simultaneously grow revenues and margins in 2009.”
“In 2007, Suntech more than doubled revenues, successfully transitioned our 20% efficiency Pluto technology into pilot production, diversified our sales markets and expanded our product range. These achievements have laid a strong foundation for 2008 and we are confident that over the coming year our strategies for rapid capacity growth, low cost innovation, sales region and product diversification, and balanced silicon procurement will increasingly differentiate Suntech as a leading player in the solar industry,” Dr. Shi concluded.
Commenting on Suntech’s silicon supply, Dr. Shi said, “We successfully developed a strong silicon supply pipeline of 530MW for 2008. Suntech’s silicon outlook for 2009 is even more promising. Due to the silicon supply contracts we signed in the fourth quarter with Asia Silicon (Qinghai), Nitol Solar, Renesola and a Korean conglomerate, we believe that our silicon costs will fall more than twice as fast as our projections of our average sales prices in 2009. We are confident that this will enable Suntech to expand production and improve profitability in 2009.”
Suntech increased PV cell production capacity from 420MW at the end of the third quarter of 2007 to 540MW at the end of 2007. Dr. Shi commented, “Our current capacity expansion is on track to hit our stated goal of 1GW PV cell production capacity by the end of 2008. The majority of this expansion will occur in the second half of 2008. To optimize our production volume and margins, approximately 60% of our full year production target of 530MW will be produced in the second half of 2008.”
Recent Business Highlights
Products and Projects
•	Suntech announced a license agreement with Akeena Solar to distribute Akeena’s state-of-the-art solar panel technology, Andalay, in Europe, Japan and Australia. A valuable addition to Suntech’s growing portfolio of solar products, Suntech targets sales of over 10MW of the Andalay solar panels to the licensed regions in 2008.
•	Suntech was granted the National Export Inspection Exemption by the General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of the People’s Republic of China. The export inspection exemption is China’s highest honor awarded to companies that demonstrate exceptional internal product quality management and control. Suntech is the first Chinese solar company to receive this national recognition.
•	Suntech supplied PV modules for solar energy system on the roof of the town hall in Genk, Belgium. The project was engineered by Netherlands-based Oskomera Solar Power

Solutions (OSPS) in collaboration with Belgium-based ENECO Energie. The system was constructed with approximately 1,260 Suntech solar modules with a capacity of 239kW.
Global Offices
•	Suntech opened sales offices in Germany and Spain to strengthen its European sales network and broaden Suntech’s ability to serve customers. Suntech expects these offices to increase the Company’s ability to respond to demands in these new markets, enhance customer relationships and help build Suntech’s market position.
•	Suntech opened a sales office in South Korea to accelerate its business development efforts and customer service capabilities in Asia. Through this new location, Suntech seeks to expand its collaborations with key partners in South Korea and further solidify its position as a leading supplier of PV modules in South Korea. With a growing sales team in South Korea, the Company targets five-fold sales growth in that region from 2007 to 2008.
Industry Support and Recognition
•	Dr. Zhengrong Shi was named one of China’s Green Persons of the Year for his outstanding contribution to environmental protection initiatives and environmental awareness within China. The national award, sponsored by seven Chinese government institutions, is China’s highest honor for those that make exceptional contributions to environmental protection.
•	Suntech hosted the 2007 Chinese PV Industry International Competitiveness Forum on behalf of the China Renewable Energy Association on December 12, 2007, in Wuxi, Jiangsu Province, China.
•	In November 2007, Suntech supported The Green Long March initiative to promote increased understanding of environmental successes and challenges in China, and encourage sustainable development.

Fourth Quarter 2007 Results

			Non-
			GAAP	Non-
	Net		Gross	GAAP
	Revenues		Profit	Gross
	(in $	% of Net	(in $	Margin
	millions)	Revenues	millions)	(%)
Standard PV Modules	$392.9	98.8%	$87.1	22.2%
- Wafer to Modules	365.5	91.9%	85.0	23.3%
- Cell to Modules	27.4	6.9%	2.1	7.6%
Others	4.6	1.2%	(1.3)	(27.1%)

Total Net Revenues	$397.5	100%	$85.8	21.6%

Total net revenues for the fourth quarter of 2007 were $397.5 million, representing an increase of 82.5% from the corresponding period in 2006.
Non-GAAP gross profit for the fourth quarter of 2007 was $85.8 million, an increase of 74.9% year-over-year. Non-GAAP gross margin for the Company’s core wafer-to-module business was 23.3% and non-GAAP consolidated gross margin was 21.6%.
Non-GAAP operating expenses in the fourth quarter of 2007 totaled $27.3 million and accounted for 6.9% of total net revenues. The increase of operating expenses was primarily due to foreign exchange losses related to the depreciation of the USD against the CNY in the fourth quarter 2007. Foreign currency exchange loss recorded in operating expenses was $6.3 million in the fourth quarter of 2007, compared to $1.2 million in the third quarter 2007.
Non-GAAP income from operations for the fourth quarter of 2007 was $58.5 million, an increase of 71.2% year-over-year. Non-GAAP operating margin was 14.7%.
Non-GAAP net income for the fourth quarter of 2007 was $58.2 million, an increase of 64.0% year-over-year, or $0.34 per non-GAAP diluted ADS.
On a GAAP basis, for the fourth quarter of 2007 gross profit was $82.7 million, an increase of 70.6% year-over-year. Gross margin for the core wafer to module business was 22.4%. Consolidated gross margin was 20.8% for the fourth quarter of 2007 compared to 22.3% for the fourth quarter of 2006. The year-over-year decrease in consolidated gross margin was mainly due to increased wafer costs, the appreciation of the CNY and increased production of modules utilizing third party PV cells in 2007.
On a GAAP basis, operating expenses for the fourth quarter of 2007 were $32.1 million. Income from operations was $50.6 million for the fourth quarter of 2007, an increase of 70.3% year-over-year. Operating margin was 12.7%. Net income was $50.6 million, an increase of 61.1% year-over-year, or $0.29 per diluted ADS.

In the fourth quarter of 2007, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $42.3 million and depreciation and amortization expenses totaled $4.3 million.
Full Year 2007 Results

			Non-
			GAAP	Non-
	Net		Gross	GAAP
	Revenues		Profit	Gross
	(in $	% of Net	(in $	Margin
	millions)	Revenues	millions)	(%)
Standard PV Modules	$1,331.7	98.8%	$284.6	21.4%
- Wafer to Modules	1,172.8	87.0%	276.4	23.6%
- Cell to Modules	158.9	11.8%	8.2	5.2%
Others	16.6	1.2%	0.2	1.5%

Total Net Revenues	$1,348.3	100%	$284.8	21.1%

Total net revenues for the full year 2007 were $1,348.3 million, representing a 125.1% increase from 2006.
On a non-GAAP basis, for the full year 2007 gross profit was $284.8 million, an increase of 88.3% year-over-year. Gross margin for the Company’s core wafer-to-module business was 23.6% for the full year 2007. 2007 consolidated gross margin was 21.1% compared to 25.3% in 2006. Income from operations was $202.7 million, an increase of 71.9% year-over-year. Net income was $201.0 million, an increase of 67.8% year-over-year, or $1.19 per diluted ADS.
On a GAAP basis, for the full year 2007 gross profit was $274.1 million, an increase of 84.1% year-over-year. Gross margin for the Company’s core wafer-to-module business was 22.7% for the full year 2007. 2007 gross margin was 20.3% compared to 24.9% in 2006. Income from operations was $171.6 million, an increase of 66.2% year-over-year. Net income was $171.3 million, an increase of 61.6% year-over-year, or $1.02 per diluted ADS.
In the full year 2007, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $162.7 million and depreciation and amortization expenses totaled $20.5 million.
Suntech’s balance of cash and cash equivalents was $521.0 million at December 31, 2007, compared to $588.6 million at September 30, 2007. Inventory totaled $176.2 million at December 31, 2007, compared to $164.3 million at September 30, 2007.
Business Outlook
Based on current operating conditions, Suntech expects revenues for the first quarter of 2008 to be in the range of $370 million to $380 million. Non-GAAP consolidated gross margin in the first quarter of 2008 is expected to be slightly higher than the fourth quarter of 2007. These expectations also take into account what is a seasonally slow quarter for Suntech due to the shorter month of February and the Chinese New Year holidays which were somewhat worsened by the severe weather conditions experienced in the first quarter of 2008.
For the full year 2008, Suntech expects total PV module shipments to be 530MW and revenues to be in the range of $1.9 billion to $2.1 billion. Within 2008, Suntech believes that approximately 40% of this will be achieved in the first half of 2008 and 60% in the second half of 2008. Suntech expects that greater quantities of reasonably priced silicon will become increasingly available from mid-2008. Suntech targets to reach 1GW of installed PV cell production capacity by year-end 2008.
Senior Management Hires
Mr. Jeffrey Shubert was hired as Director of Marketing of Suntech America and Director of Global Marketing Strategy, based at Suntech’s U.S. headquarters in San Francisco. He will lead the marketing team in the U.S. to position Suntech for future sales growth in the key Americas region and provide strategic leadership to the global marketing team to ensure that all marketing programs are developed and executed for maximum impact and results. Mr. Shubert has over 20 years experience in strategic marketing, in the U.S. and internationally, working with a broad range of companies in many industry sectors. Most recently he was Vice President, Client Service for Nimblefish Technologies, a major developer and operator of marketing engines and was a consultant to Cisco Systems. Mr. Shubert also spent six years in Asia, serving as a Senior Vice President at Foote Cone & Belding International and President of Foote Cone & Belding International Japan.
Fourth Quarter and Full Year 2007 Conference Call Information
Suntech management will host a conference call today, Wednesday, February 20, 2008 at 8:00 a.m. Eastern Time (which corresponds to February 20, 2008 at 9:00 p.m. Beijing/Hong Kong time) to discuss the company’s results.
To access the conference call, please dial +1-617-786-4511 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investors: Events.
A telephonic replay of the conference call will be available until March 2, 2008 by dialing +1-617-801-6888 (passcode: 61218685).

About Suntech
Suntech Power Holdings Co., Ltd. is a world leading solar energy company as measured by both production output and capacity of solar cells and modules. Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers one of the broadest ranges of building integrated photovoltaic (BIPV) products under the MSK brand. Suntech has sales offices worldwide and is a market leader in key global solar markets. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as ''will,’’ ''expects,’’ ''anticipates,’’ ''future,’’ ''intends,’’ ''plans,’’ ''believes,’’ ''estimates’’ and similar statements. In particular, the projected first quarter and full year 2008 data regarding sales volume, capacity, revenues, gross margin and the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation acquisition. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and are not intended to represent or to be used as a substitute for operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
In China:
Rory Macpherson
Investor Relations Manager
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8922
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly and full year consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	September 30,	December 31,
	2007	2007
ASSETS
Current assets:
Cash and cash equivalents	588,553	520,966
Restricted cash	92,814	94,685
Inventories	164,297	176,173
Accounts receivable	236,038	237,614
Value-added tax recoverable	51,374	72,061
Advances to suppliers	65,021	61,875
Other current assets	73,139	94,105

Total current assets	1,271,236	1,257,479

Property, plant and equipment, net	227,442	292,987
Intangible assets, net	81,072	85,967
Goodwill	29,439	29,793
Investments in affiliates	10,313	1,027
Long-term prepayments	144,391	161,661
Long-term loan to a supplier	99,748	103,309
Other non-current assets	12,713	24,825

TOTAL ASSETS	1,876,354	1,957,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	369,716	321,163
Accounts payable	47,252	63,556
Other current liabilities	50,431	93,406

Total current liabilities	467,399	478,125

Long-term bank borrowings	25,430	20,672
Convertible notes	500,000	500,000
Accrued warranty costs	18,154	22,506
Other long-term liabilities	31,839	29,794

Total liabilities	1,042,822	1,051,097

Minority interest	18,488	17,901

Total shareholders’ equity	815,044	888,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,876,354	1,957,048

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	For the year ended December 31
	2006	2007
Net revenues	598,870	1,348,262
Total cost of revenues	449,982	1,074,205

Gross profit	148,888	274,057

Operating expenses
Selling expenses	9,010	30,633
General and administrative expenses	28,274	56,854
Research and development expenses	8,375	14,984

Total operation expenses	45,659	102,471

Income from operations	103,229	171,586
Interest expenses	(6,293)	(23,991)
Interest income	11,772	31,207
Other income (expense)	2,060	3,684

Income before income taxes	110,768	182,486
Tax provision	(7,188)	(13,234)

Net income after taxes before minority interest and equity in earnings of affiliates	103,580	169,252
Minority interest	1,410	2,722
Equity in (loss) earnings of affiliates	1,012	(699)

Net income	106,002	171,275

Profit appropriation	—	(64)

Net income attributable to holders of ordinary shares	106,002	171,211

Net income per share and per ADS:
- Basic	0.71	1.13
- Diluted	0.68	1.02

Shares used in computation:
- Basic	148,697,962	151,699,307
- Diluted	156,106,345	169,257,283

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	December 31	September 30	December 31
	2006	2007	2007
Total net revenues	217,859	386,652	397,538
Total cost of revenues	169,372	306,626	314,823
Gross profit	48,487	80,026	82,715
Selling expenses	3,564	8,329	9,586
General and administrative expenses	11,569	11,543	19,356
Research and development expenses	3,626	4,094	3,132
Total operating expenses	18,759	23,966	32,074

Income from operations	29,728	56,060	50,641
Interest expenses	(2,390)	(6,508)	(7,058)
Interest income	3,152	8,071	8,122
Other income (expense)	1,546	(1,612)	4,184

Income before income taxes	32,036	56,011	55,889
Tax provision	(1,830)	(3,532)	(5,186)

Net income after taxes before minority interest and equity in earnings of affiliates	30,206	52,479	50,703
Minority interest	1,123	763	936
Equity in (loss) earnings of affiliates	88	16	(1,020)

Net income	31,417	53,258	50,619

Net income per share and per ADS:

- Basic	0.21	0.35	0.33
- Diluted	0.20	0.32	0.29

Shares and ADSs used in computation:

- Basic	149,790,714	152,187,168	152,945,989
- Diluted	156,312,894	169,784,511	172,725,334

Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended December 31, 2006
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	48.5	0.4	0.3	—	49.1
Gross margin	22.3%				22.5%

Income from operations	29.7	3.8	0.7	—	34.2
Income from operations margin	13.6%				15.7%

Net income	31.4	3.8	0.3	—	35.5
Net income margin	14.4%				16.3%

Net income per share and per ADS
-Basic	0.21				0.24
-Diluted	0.20				0.23

	Three months ended September 30, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	80.0	2.8	—	—	82.8
Gross margin	20.7%				21.4%

Income from operations	56.1	6.6	0.8	0.8	64.3
Income from operations margin	14.5%				16.6%

Net income	53.3	6.6	0.5	0.8	61.2
Net income margin	13.8%				15.8%

Net income per share and per ADS
-Basic	0.35				0.40
-Diluted	0.32				0.36

	Three months ended December 31, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	82.7	3.1	—	—	85.8
Gross margin	20.8%				21.6%

Income from operations	50.6	6.6	0.8	0.5	58.5
Income from operations margin	12.7%				14.7%

Net income	50.6	6.6	0.5	0.5	58.2
Net income margin	12.7%				14.7%

Net income per share and per ADS
-Basic	0.33				0.38
-Diluted	0.29				0.34

	Twelve months ended December 31, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	274.1	10.7	—	—	284.8
Gross margin	20.3%				21.1%

Income from operations	171.6	26.9	2.4	1.8	202.7
Income from operations margin	12.7%				15.0%

Net income	171.3	26.9	1.0	1.8	201.0
Net income margin	12.7%				14.9%

Net income per share and per ADS
-Basic	1.13				1.33
-Diluted	1.02				1.19

(*) The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.